Lavoro Announces Results of Annual General Meeting Held on June 27, 2024

SÃO PAULO June 27, 2024 – Lavoro (Nasdaq: LVRO), the first U.S.-listed pure-play agricultural inputs distributor in Latin America, announced today that the resolutions set out in its Notice of Annual General Meeting dated June 6, 2024 were duly passed at its Annual General Meeting held today: the approval and ratification of Lavoro’s financial statements and the auditor’s report for the fiscal year ended June 30, 2023; and the approval of the re-appointments of Eduardo Daher and Michael Stern as members of the Board of Directors, each serving as a Class 1 Director until the 2027 Annual General Meeting or until the earlier of his vacating office or removal from office as a director in accordance with the Amended and Restated Memorandum and Articles of Association.

About Lavoro

Lavoro Limited is Brazil's largest agricultural inputs retailer and a leading producer of agriculture biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Since its founding in 2017, Lavoro has broadened its reach across Latin America, serving 72,000 customers in Brazil, Colombia, and Uruguay, via its team of over 1,000 technical sales representatives (RTVs), its network of over 210 retail locations, and its digital marketplace and solutions. Lavoro's RTVs are local trusted advisors to farmers, regularly meeting them to provide agronomic recommendations throughout the crop cycle to drive optimized outcomes. Learn more about Lavoro at https://ir.lavoroagro.com.

Contact Information:

Tigran Karapetian, Head of Investor Relations
tigran.karapetian@lavoroagro.com

Fernanda Rosa, Investor Relations Coordinator
fernanda.rosa@lavoroagro.com